Exhibit 99.1

Gauzy Ltd. adds Second Production Shift in Europe to Meet Strong Global Demand; Releases Preliminary Third Quarter Revenue Range and Provides Fourth Quarter Guidance

Company Reaches Agreement with Workers’ Union to Expand Production Output Through Addition of Second Shift at Lyon, France Facility

TEL AVIV, Israel, October 31, 2024 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control solutions, today announced that it has added a second production shift at its facility in Lyon, France to expand its overall capacity and meet continued strong demand. The Company is also providing preliminary unaudited revenue ranges for its third quarter ended September 30, 2024 and revenue guidance for its fourth quarter ended December 31, 2024.

Third quarter 2024 revenues are expected to be in a range of $23.0 million to $23.5 million compared to $18.7 million in the third quarter 2023, equating to approximately 24% growth at the midpoint. For the fourth quarter 2024, revenue is expected to be in a range of $28 million to $34 million compared to $22.0 million in the fourth quarter 2023, equating to approximately 41% growth at the midpoint.

“Strong demand for our cutting-edge vision and light control technologies continued in the third quarter,” commented Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “The timing of shipments to meet the demand in our Aeronautics segment was limited by our production capacity, particularly in Europe, which we have expanded by agreeing with our workers’ union to add a second shift going forward. We expect approximately $4 million of those initially scheduled third quarter shipments to be delivered in the fourth quarter, and the balance in 2025. Our backlog continued to expand in October, reflecting the robust demand for our products. Our team is energized to deliver on this accelerating momentum into 2025.”

Mr. Peso continued, “We continue to expand our customer base and technological offerings, as evidenced by our recent announcements regarding Ferrari, the Capital District Transportation Authority of New York, and our next generation AI-powered ADAS for commercial trucks. We are highly excited for the future and the progress we are making to deliver superior results and shareholder value.”

The preliminary unaudited results described in this press release are estimates and subject to revision until Gauzy reports its full financial results for the third quarter and nine month periods on November 12, 2024, and for the fourth quarter ended December 31, 2024.

Third Quarter 2024 Earnings Release and Conference Call

Gauzy today announced it will release financial results for the third quarter ended September 30, 2024 before the market opens on Tuesday, November 12, 2024. Management will host a webcast and conference call that same day at 8:30 a.m. EDT to review results.

To participate in the conference call, dial U.S. Toll Free (800) 717-1738 and request to be connected to the Gauzy Ltd. earnings conference call. International callers should dial (646) 307-1865 and request to be connected to the same call. Investors may also listen to the call via the “Investors” section of Gauzy’s website at www.gauzy.com.

An audio replay of the conference call will be available for approximately one week. To access the audio replay, dial U.S. Toll Free (844) 512-2921; International Toll (412) 317-6671 and request to be connected to replay using access code 1121939.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and Dubai. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its anticipated revenues for the quarters ended September 30, 2024 and December 31, 2024, as well as its expectations regarding the timing of the delivery of its shipments and the expanded backlog. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com

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